                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 1)

               International Telecommunication Data Systems, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                  46047F 10 4
                                 (CUSIP Number)

                                  Mark Spitzer
                               440 Michigan Road
                              New Canaan, CT 06840
                                 (203) 966-9926
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                With a copy to:
                           Kenneth E. Adelsberg, Esq.
                      Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                         New York, New York 10004-1490
                                 (212) 858-1000

                               November 20, 1997
                         (Date of Event which Requires
                           Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

                         (Continued on following pages)

                              (PAGE 1 OF 4 PAGES)

CUSIP NO. 46047F 10 4              13D                      PAGE 2 OF 4 PAGES

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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Mark D. Spitzer
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     N/A
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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     PF
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

     N/A
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
NUMBER OF      7         SOLE VOTING POWER
 SHARES                    831,935
                         -----------------------------------------------------
BENEFICIALLY   8         SHARED VOTING POWER
 OWNED BY                  10,000
                         -----------------------------------------------------
 EACH          9         SOLE DISPOSITIVE POWER
PERSON                     831,935
                         -----------------------------------------------------
 WITH          10        SHARED DISPOSITIVE POWER
                           10,000
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     841,935
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

     9.9%
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14   TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------

CUSIP No. 46047F 10 4              13D                    Page 3 of 4 Pages

                        AMENDMENT NO. 1 TO SCHEDULE 13D

     The items identified below are amended as set forth below.

Item 2. Identity and Background.

     This Amendment No. 1 to Schedule 13D is being filed on behalf of Mark D. Spitzer pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended.

Item 4. Purpose of Transaction.

     Since November 20, 1997, Mr. Spitzer has disposed of an aggregate amount of 122,500 shares of Common Stock, as more fully described in Schedule A attached hereto. Mr. Spitzer currently intends to sell all or part of the remaining shares of Common Stock held by him, depending on market conditions. Notwithstanding the foregoing, Mr. Spitzer reserves the right to continue to hold, for an indefinite period, these shares of Common Stock. Mr. Spitzer has no other plans or proposals of the type described in Item 4.

Item 5. Interest in Securities of the Issuer.

     (a) As of January 31, 1998, Mr. Spitzer beneficially owned 841,935 shares of Common Stock, representing approximately 9.9% of the shares of Common Stock outstanding as of October 24, 1997.

     (b) Mr. Spitzer has sole power to direct the vote and the disposition of 831,935 shares of Common Stock. Mr. Spitzer has the shared power to direct the vote and the disposition of 10,000 shares of Common Stock held in the name of the Mark D. Spitzer Family Foundation (the "Foundation"). Mr. Spitzer is the President and Chairman of the Board of the Foundation, and in such capacities has control over the voting and disposition of the shares of Common Stock held by the Foundation.

     (c) Mr. Spitzer has not effected any transactions in shares of Common Stock during the past 60 days, other than as set forth in Schedule A attached hereto.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock, except as set forth above.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 5, 1998                           /c/ Mark D. Spitzer
                                                  --------------------------
                                                  Mark D. Spitzer

CUSIP No. 46047F104                    13D                    Page 4 of 4 Pages

                                   SCHEDULE A

                             SALES OF COMMON STOCK

                Amount of Common Stock
Date of Sale      Sold of Transferred     Price      Total Proceeds
------------    ----------------------    --------   --------------
11/20/97            40,000 shares         $26.25      $1,050,000
1/5/98              20,000 shares         $32.25      $  645,000
1/9/98              10,000 shares*        $ 0         $        0
1/16/98             20,000 shares         $33.9375    $  678,750
1/20/98             20,000 shares         $34.0625    $  681,250
1/28/98             10,500 shares         $38.2056    $  401,158.80
1/28/98              2,000 shares         $38.0625    $   76,125.00

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* Shares were transferred from Mr. Spitzer to the Foundation as a charitable donation.